                                          --------------------------------
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                                          per response. . . .14.90
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                             The Grand Union Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    386532303
--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Michael M. Pastore, Esq. GE Investment Management Incorporated
            3003 Summer Street, Stamford CT 06905 Ph. (203) 326-2312
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 22, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMR control number.

-------------------------------------------------------------------------------

1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only) Trefoil Capital Investors II, L.P. (EIN 95-4499689)
-------------------------------------------------------------------------------

2.                Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)
-------------------------------------------------------------------------------

                  (b)      X
-------------------------------------------------------------------------------

3.                SEC Use Only
-------------------------------------------------------------------------------

4.                Source of Funds  (See Instructions)  OO
-------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
-------------------------------------------------------------------------------

6.                Citizenship or Place of Organization
-------------------------------------------------------------------------------

                  Delaware
-------------------------------------------------------------------------------
                  7.    Sole Voting Power          17,610,674
Number of
Shares Bene-      8.    Shared Voting Power        0
ficially by
Owned by
Each              9.    Sole Dispositive Power     17,610,674
Reporting
Persons With      10.    Shared Dispositive Power  0
                  -------------------------------------------------------------

                  11. Aggregate Amount Benefically Owned by Each Reporting Person 35,221,348
                  --------------------------------------------------------------

12.               Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares (See Instructions) Not Applicable
--------------------------------------------------------------------------------

13.               Percent of Class Represented by Amount in Row (11)    77.57%
--------------------------------------------------------------------------------

14.               Type of Reporting Person  (See Instructions)          PN
--------------------------------------------------------------------------------


                   -------------------------------------------------------------


                   -------------------------------------------------------------


                   -------------------------------------------------------------

--------------------------------------------------------------------------------

1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only) Trefoil Investors II, Inc. (EIN 95-4498559)
--------------------------------------------------------------------------------

2.                Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)
--------------------------------------------------------------------------------

                  (b)      X
--------------------------------------------------------------------------------

3.                SEC Use Only
--------------------------------------------------------------------------------

4.                Source of Funds  (See Instructions)         00
--------------------------------------------------------------------------------

5.                Check if Disclosure of Legal Proceedings Is Required
                  Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.                Citizenship or Place of Organization
--------------------------------------------------------------------------------

                  Delaware
-------------------------------------------------------------------------------

                  7.    Sole Voting Power          17,610,674
Number of         --------------------------------------------------------------
Shares Bene-
ficially by       8.    Shared Voting Power        0
Owned by          --------------------------------------------------------------
Each
Reporting         9.    Sole Dispositive Power     0
Persons With      --------------------------------------------------------------

                  10.   Shared Dispositive Power   17,610,674
                  -------------------------------------------------------------

                  11. Aggregate Amount Benefically Owned by Each Reporting Person 35,221,348
                  --------------------------------------------------------------

12.               Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares (See Instructions) Not Applicable
--------------------------------------------------------------------------------

13.               Percent of Class Represented by Amount in Row (11)    77.57%
--------------------------------------------------------------------------------

14.               Type of Reporting Person  (See Instructions)          CO
--------------------------------------------------------------------------------


                  --------------------------------------------------------------


                  --------------------------------------------------------------


                  --------------------------------------------------------------

--------------------------------------------------------------------------------

1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only) Sigma Hedge Partners, G.P. (EIN 06-1420583)
--------------------------------------------------------------------------------

2.                Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)
--------------------------------------------------------------------------------

                  (b)      X
--------------------------------------------------------------------------------

3.                SEC Use Only
--------------------------------------------------------------------------------

4.                Source of Funds  (See Instructions)         00
--------------------------------------------------------------------------------

5.                Check if Disclosure of Legal Proceedings Is Required
                  Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.                Citizenship or Place of Organization
--------------------------------------------------------------------------------

                  Delaware
--------------------------------------------------------------------------------

                  7.    Sole Voting Power          0
Number of         --------------------------------------------------------------
Shares Bene-
ficially by       8.    Shared Voting Power        0
Owned by          --------------------------------------------------------------
Each
Reporting         9.    Sole Dispositive Power     0
Persons With      --------------------------------------------------------------

                  10.   Shared Dispositive Power   17,610,674
                  -------------------------------------------------------------

                  11. Aggregate Amount Benefically Owned by Each Reporting Person 35,221,348
                  --------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
--------------------------------------------------------------------------------

13.               Percent of Class Represented by Amount in Row (11)    77.57%
--------------------------------------------------------------------------------

14.               Type of Reporting Person  (See Instructions)          PN
--------------------------------------------------------------------------------


                  --------------------------------------------------------------


                  --------------------------------------------------------------


                  --------------------------------------------------------------

--------------------------------------------------------------------------------

1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only) Delta PT Investors Corporation (EIN 06-1420580)
--------------------------------------------------------------------------------

2.                Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)
--------------------------------------------------------------------------------

                  (b)      X
--------------------------------------------------------------------------------

3.                SEC Use Only
--------------------------------------------------------------------------------

4.                Source of Funds  (See Instructions)         00
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.                Citizenship or Place of Organization
--------------------------------------------------------------------------------

                  Delaware
--------------------------------------------------------------------------------

                  7.    Sole Voting Power             0
                  --------------------------------------------------------------
Number of
Shares Bene-      8.    Shared Voting Power           0
ficially by       --------------------------------------------------------------
Owned by
Each              9.    Sole Dispositive Power        0
Reporting         --------------------------------------------------------------
Persons With
                  10.    Shared Dispositive Power      17,610,674
                  --------------------------------------------------------------

                  11. Aggregate Amount Benefically Owned by Each Reporting Person 35,221,348
                  --------------------------------------------------------------

12.               Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares (See Instructions) Not Applicable
--------------------------------------------------------------------------------

13.               Percent of Class Represented by Amount in Row (11)    77.57%
--------------------------------------------------------------------------------

14.               Type of Reporting Person  (See Instructions)          CO
--------------------------------------------------------------------------------


                  --------------------------------------------------------------


                  --------------------------------------------------------------


                  --------------------------------------------------------------

--------------------------------------------------------------------------------

1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only) Epsilon Equities, Inc. (EIN 06-1420581)
--------------------------------------------------------------------------------

2.                Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)
--------------------------------------------------------------------------------

                  (b)      X
--------------------------------------------------------------------------------

3.                SEC Use Only
--------------------------------------------------------------------------------

4.                Source of Funds  (See Instructions)         00
--------------------------------------------------------------------------------

5.                Check if Disclosure of Legal Proceedings Is Required
                  Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.                Citizenship or Place of Organization
--------------------------------------------------------------------------------

                  Delaware
--------------------------------------------------------------------------------

                  7.    Sole Voting Power          0
Number of         --------------------------------------------------------------
Shares Bene-
ficially by       8.    Shared Voting Power        0
Owned by          --------------------------------------------------------------
Each
Reporting         9.    Sole Dispositive Power     0
Persons With      --------------------------------------------------------------

                  10.   Shared Dispositive Power   0
                  --------------------------------------------------------------

                  11. Aggregate Amount Benefically Owned by Each Reporting Person 35,221,348
                  --------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
--------------------------------------------------------------------------------

13.               Percent of Class Represented by Amount in Row (11)    77.57%
--------------------------------------------------------------------------------

14.               Type of Reporting Person  (See Instructions)          CO
--------------------------------------------------------------------------------


                  --------------------------------------------------------------


                  --------------------------------------------------------------


                  --------------------------------------------------------------

--------------------------------------------------------------------------------

1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only) Trustees of General Electric Pension Trust (EIN 14-6015763)
--------------------------------------------------------------------------------

2.                Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)
--------------------------------------------------------------------------------

                  (b)      X
--------------------------------------------------------------------------------

3.                SEC Use Only
--------------------------------------------------------------------------------

4.                Source of Funds  (See Instructions)         00
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.                Citizenship or Place of Organization
--------------------------------------------------------------------------------

                  New York
--------------------------------------------------------------------------------

Number of         7.    Sole Voting Power             0
Shares Bene-      --------------------------------------------------------------
ficially by
Owned by          8.    Shared Voting Power           0
Each              --------------------------------------------------------------
Reporting
Persons With      9.    Sole Dispositive Power        0
                  --------------------------------------------------------------

                  10.    Shared Dispositive Power     17,610,674
                  --------------------------------------------------------------

                  11. Aggregate Amount Benefically Owned by Each Reporting Person 35,221,348
                  --------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
--------------------------------------------------------------------------------

13.               Percent of Class Represented by Amount in Row (11)    77.57%
--------------------------------------------------------------------------------

14.               Type of Reporting Person  (See Instructions)          EP
--------------------------------------------------------------------------------


                  --------------------------------------------------------------


                  --------------------------------------------------------------


                  --------------------------------------------------------------

--------------------------------------------------------------------------------

1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)
                  GE Investment Private Placement Partners II,
                  a Limited Partnership  (EIN 06-1429671)
--------------------------------------------------------------------------------

2.                Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)
--------------------------------------------------------------------------------

                  (b)      X
--------------------------------------------------------------------------------

3.                SEC Use Only
--------------------------------------------------------------------------------

4.                Source of Funds  (See Instructions)         00
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.                Citizenship or Place of Organization
--------------------------------------------------------------------------------

                  Delaware
--------------------------------------------------------------------------------

Number of         7.    Sole Voting Power             17,610,674
Shares Bene-      --------------------------------------------------------------
ficially by
Owned by          8.    Shared Voting Power           0
Each              --------------------------------------------------------------
Reporting
Persons With      9.    Sole Dispositive Power        17,610,674
                  --------------------------------------------------------------

                  10.    Shared Dispositive Power     0
                  --------------------------------------------------------------

                  11. Aggregate Amount Benefically Owned by Each Reporting Person 35,221,348
                  --------------------------------------------------------------

12.               Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares (See Instructions) Not Applicable
--------------------------------------------------------------------------------

13.               Percent of Class Represented by Amount in Row (11)    77.57%
--------------------------------------------------------------------------------

14.               Type of Reporting Person  (See Instructions)          PN
--------------------------------------------------------------------------------


                  --------------------------------------------------------------


                  --------------------------------------------------------------


                  --------------------------------------------------------------

--------------------------------------------------------------------------------

1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only)
                  GE Investment Management Incorporated  (EIN 06-1238874)
--------------------------------------------------------------------------------

2.                Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)
--------------------------------------------------------------------------------

                  (b)      X
--------------------------------------------------------------------------------

3.                SEC Use Only
--------------------------------------------------------------------------------

4.                Source of Funds  (See Instructions)         Not Applicable
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.                Citizenship or Place of Organization
--------------------------------------------------------------------------------

                  Delaware
--------------------------------------------------------------------------------

Number of         7.    Sole Voting Power             17,610,674
Shares Bene-      --------------------------------------------------------------
ficially by
Owned by          8.    Shared Voting Power           0
Each              --------------------------------------------------------------
Reporting
Persons With      9.    Sole Dispositive Power        17,610,674
                  --------------------------------------------------------------

                  10.    Shared Dispositive Power     0
                  --------------------------------------------------------------

                  11. Aggregate Amount Benefically Owned by Each Reporting Person 35,221,348
                  --------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
--------------------------------------------------------------------------------

13.               Percent of Class Represented by Amount in Row (11)    77.57%
--------------------------------------------------------------------------------

14.               Type of Reporting Person  (See Instructions)          CO
--------------------------------------------------------------------------------


                   -------------------------------------------------------------


                   -------------------------------------------------------------


                   -------------------------------------------------------------

--------------------------------------------------------------------------------

1.                Names of Reporting Persons
                  I.R.S. Identification Nos. of above persons (entities only) General Electric Company (EIN 14-0689340)
--------------------------------------------------------------------------------

2.                Check the Appropriate Box if a Member of a Group (See
                  Instructions)

                  (a)
--------------------------------------------------------------------------------

                  (b)      X
--------------------------------------------------------------------------------

3.                SEC Use Only
--------------------------------------------------------------------------------

4.                Source of Funds  (See Instructions)         Not Applicable
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) X
--------------------------------------------------------------------------------

6.                Citizenship or Place of Organization
--------------------------------------------------------------------------------

                  New York
--------------------------------------------------------------------------------

Number of         7.    Sole Voting Power             Disclaimed (see 11 below)
Shares Bene-      --------------------------------------------------------------
ficially by
Owned by          8.    Shared Voting Power           0
Each              --------------------------------------------------------------
Reporting
Persons With      9.    Sole Dispositive Power        0
                  --------------------------------------------------------------

                  10.    Shared Dispositive Power     Disclaimed (see 11 below)
                  --------------------------------------------------------------

                  11. Aggregate Amount Benefically Owned by Each Reporting Person Beneficial ownership of all shares disclaimed by General Electric Company
                  --------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not Applicable
--------------------------------------------------------------------------------

13.               Percent of Class Represented by Amount in Row (11)  Not
                  Applicable
--------------------------------------------------------------------------------

14.               Type of Reporting Person  (See Instructions)         CO
--------------------------------------------------------------------------------


                  --------------------------------------------------------------


                  --------------------------------------------------------------


                  --------------------------------------------------------------

ITEM 1.  Security and Issuer.

                  Item 1 of the Schedule 13D is hereby amended and supplemented to add the following:

                  This Amendment No. 7 amends and supplements the Statement on
Schedule 13D filed by Trefoil Capital Investors II, L.P., a Delaware limited partnership ("Trefoil"), Trefoil Investors II, Inc., a Delaware corporation ("Trefoil II"), Sigma Hedge Partners, G.P., a Delaware partnership ("Sigma"), Delta PT Investors Corporation, a Delaware corporation ("Delta"), Epsilon Equities, Inc., a Delaware corporation ("Epsilon"), the Trustees of General Electric Pension Trust, a New York common law trust ("GEPT"), GE Investment Private Placement Partners II, A Limited Partnership, a Delaware limited partnership ("GEIPPPII"), GE Investment Management Incorporated, a Delaware corporation ("GEIM") and General Electric Company, a New York corporation ("GE") (collectively, the "Reporting Persons"), with the Securities and Exchange Commission ("SEC") on August 12, 1996 and amended pursuant to Amendment No. 1 thereto filed on September 18, 1996, Amendment No. 2 thereto filed on February 27, 1997, Amendment No. 3 thereto filed on March 21, 1997, Amendment No. 4 thereto filed on May 29, 1997, Amendment No. 5 thereto filed on June 10, 1997 and Amendment No. 6 thereto filed on June 13, 1997 (as amended, the "Schedule 13D"), relating to the common stock, par value $1.00 per share (the "Common Stock") of The Grand Union Company (the "Company"), which is issuable upon conversion of the shares of the Company's Class A Convertible Preferred Stock, par value $1.00 per share ("Class A Stock") and shares of Class B Convertible Preferred Stock, par value $1.00 per share ("Class B Stock"). Capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

                  The Reporting Persons have entered into a Joint Filing Agreement, dated as of April 27, 1998, attached hereto as Schedule I.

ITEM 2.  Identity and Background.

                  Item 2(a)-(c) is hereby amended by deleting the paragraphs describing names, business addresses and principal occupations of officers and directors of the Reporting Persons and by inserting in lieu thereof of the following paragraph:

                  " For information with respect to the identity and principal occupation of each (i) executive officer and director of the general partner of Trefoil, Trefoil II, see Schedule II attached hereto; (ii) executive officer and director of the general partner of Sigma, Delta, see Schedule III attached hereto; (iii) executive officer and director of the general partner of Sigma, Epsilon, see Schedule IV attached hereto; (iv) executive officer and director of the general partner of GEIPPPII, GEIM, see Schedule V attached hereto; (v) executive officer and director of GEIM see Schedule V attached hereto; (vi) Trustee of GEPT see Schedule VI attached hereto; and (vii) executive officer and director of GE see Schedule VII attached hereto."

                  Item 2(d)-(f) is hereby deleted in its entirety and the following is inserted in lieu thereof:

                  "Except as set forth below, during the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Schedules II, III, IV, V, VI and VII has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hersfordshire, England, Case No. 04/00320181).

                  In April, 1994, General Electric Medical System's U.K. subsidiary, IGE Medical Systems Limited ("IGEMS") discovered the loss of a radioactive barium source at the Radlett, England, facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered...shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent...loss of any registered source."

                  At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay a fine of (pound)5,000 and assessed costs of (pound)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

                  All Reporting Persons and, to the best knowledge of each Reporting Person, all persons identified in Schedules II, III, IV, V, VI and VII are United States citizens, except Paolo Fresco, Vice Chairman of the Board and an Executive Officer of GE, who is an Italian citizen, and Claudio X. Gonzalez, a Director of GE, who is a Mexican citizen."

ITEM 3.  Source and Amount of Funds or Other Consideration.

                  Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

                  "On February 27, 1998, the conversion ratio of 20.8333 shares of Common Stock per share of Class B Stock was adjusted in accordance with the Company's Certificate of Incorporation, as amended, to equal 33.3333. As a result of such adjustment, each of GEIPPPII and Trefoil may be deemed to be the beneficial owners of an aggregate of 26,666,640 shares of Common Stock into which the aggregate of 800,000 shares of Class B Stock are presently convertible."

ITEM 4.  Purpose of Transaction.

                  Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

                  "On April 22, 1998, five out of eleven members of the Board of Directors of the Company, James J. Costello, J. Richard Stonesifer, Roger E. Stangeland, Clifford A. Miller and Geoffrey T. Moore have resigned from the Board.

                  Pursuant to the Stock Purchase Agreement, GEPPPII had designated Mr. Costello and Mr. Stonesifer as nominees for election on the Board of Directors. GEIPPPII currently has no proposals to designate any persons as nominees to replace Mr. Costello and Mr. Stonesifer on the Board of Directors.

                  Pursuant to the Stock Purchase Agreement, Trefoil had designated Mr. Miller and Mr. Moore as nominees for election on the Board of Directors. Trefoil currently has no proposals to designate any persons as nominees to replace Mr. Miller and Mr. Moore on the Board of Directors.

                  Trefoil and GEIPPPII (collectively, the "Holders") own, in aggregate, the majority of the outstanding shares of Class A Stock and Class B Stock (95.38% and 100%, respectively). Pursuant to Section 3(b) of each of the Certificate of Designation of Class A Convertible Preferred Stock Setting Forth the Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of Such Class of Preferred Stock (the "Class A Certificate of Designation") and the Certificate of Designation of Class B Convertible Preferred Stock Setting Forth the Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of Such Class of Preferred Stock (the "Class B Certificate of Designation", and together with the Class A Certificate of Designation, the "Certificates of Designation"), the affirmative vote of the holders of at least majority of the outstanding shares of each of the Class A Stock and Class B Stock, each voting separately as a single class, is necessary to approve any reorganization, recapitalization, liquidation or other similar transaction involving the Company.

                  On April 23, 1998, the Holders delivered a letter (the "Letter") attached hereto as Exhibit A to the Board of Directors of the Company. In this Letter, the Holders advised the Board of Directors that (i) if it approved the plan of recapitalization of the Company upon the terms and conditions set forth in that certain Summary of Principal Economic Terms of Restructuring distributed to the Board of Directors on March 30, 1998 (the "Plan"), it will violate the contractual obligations of the Company under the Certificates of Designation, (ii) the Holders have not consented to the proposed Plan, and (iii) if the Board approved the Plan, the Holders intend to take any and all actions that may prove to be necessary in order to enforce the Holders' rights under the Certificates of Designation."

ITEM 5.  Interest in Securities of the Issuer.

                  Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:

                  "On February 27, 1998, the conversion ratio of 20.8333 shares of Common Stock per share of Class B Stock was adjusted in accordance with the Company's Certificate of Incorporation, as amended, to equal 33.3333. The conversion ratio of Class A Stock has not changed. As a result of the adjustment, each of GEIPPPII and Trefoil may be deemed to be the beneficial owners of an aggregate of 26,666,640 shares of Common Stock into which the aggregate of 800,000 shares of Class B Stock are presently convertible and 8,554,708 shares of Common Stock into which the aggregate of 1,240,424 shares of Class A Stock are presently convertible. Such 35,221,348 shares of Common Stock, if outstanding, would constitute approximately 77.57% of the total number of shares of Common Stock of the Company outstanding."

ITEM 7.  Material to Be Filed as Exhibits.

Exhibit A - Letter to the Board of Directors of the Company, dated as of April 23, 1998.

                                    Signature
                                    ----------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    April 27, 1998


                                 TREFOIL CAPITAL INVESTORS II, L.P.
                                 By:  Trefoil Investors II, Inc.,
                                 a general partner

                                 By:  /s/ Robert G. Moskowitz
                                      -------------------------------
                                      Name: Robert G. Moskowitz
                                     Title: Vice President

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    April 27, 1998


                                 TREFOIL INVESTORS II, INC.


                                  By: /s/ Robert G. Moskowitz
                                      --------------------------
                                       Name: Robert G. Moskowitz
                                      Title: Vice President

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    April 27, 1998


                           SIGMA HEDGE PARTNERS, G.P.
                           By: Delta PT Investors Corporation,
                           a general partner

                           By:  Michael M. Pastore
                              --------------------------------
                                Name: Michael M. Pastore
                               Title: Vice President

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    April 27, 1998


                                    DELTA PT INVESTORS CORPORATION


                                    By: /s/ Michael M. Pastore
                                       -----------------------------------
                                       Name: Michael M. Pastore
                                      Title: Vice President

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    April 27, 1998


                                  EPSILON EQUITIES, INC.


                                   By: Michael M. Pastore
                                       --------------------------
                                      Name: Michael M. Pastore
                                     Title: Vice President

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    April 27, 1998


                                   TRUSTEES OF GENERAL ELECTRIC
                                   PENSION TRUST


                                    By:  /s/ Alan M. Lewis
                                         ------------------------------
                                         Name: Alan M. Lewis
                                        Title: Trustee

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    April 27, 1998


                                    GE INVESTMENT PRIVATE
                                    PARTNERS II, A LIMITED PARTNERSHIP
                                    By: GE Investment Management Incorporated,
                                    as general partner


                                     By: Michael M. Pastore
                                         ---------------------------------
                                         Name: Michael M. Pastore
                                        Title: Vice President

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    April 27, 1998


                                        GE INVESTMENT MANAGEMENT
                                        INCORPORATED


                                         By: /s/ Michael M. Pastore
                                             ---------------------------------
                                             Name: Michael M. Pastore
                                            Title: Vice President

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    April 27, 1998


                                           GENERAL ELECTRIC COMPANY


                                            By:  /s/ John H. Myers
                                                --------------------------------
                                                Name: John H. Myers
                                               Title: Vice President

                                                                   Schedule I

                             JOINT FILING AGREEMENT
                             ----------------------

                  This will confirm the agreement by and among all the undersigned that the Amendment No. 7 to the Schedule 13D filed on this date with respect to the beneficial ownership by the undersigned of shares of Common Stock of The Grand Union Company is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.


Dated:  April 27, 1998


                              TREFOIL CAPITAL INVESTORS II, L.P.
                              By:  Trefoil Investors II, Inc.,
                                   a general partner

                              By:  /s/ Robert G. Moskowitz
                                 --------------------------------
                                    Name: Robert G. Moskowitz
                                   Title: Vice President

                               TREFOIL INVESTORS II, INC.


                               By:  /s/ Robert G. Moskowitz
                                  -------------------------------
                                     Name: Robert G. Moskowitz
                                    Title: Vice President

                               SIGMA HEDGE PARTNERS, G.P.
                               By: Delta PT Investors Corporation,
                               a general partner

                               By:  /s/ Michael M. Pastore
                                  --------------------------------
                                     Name: Michael M. Pastore
                                    Title: Vice President

                               DELTA PT INVESTORS CORPORATION


                               By:  /s/ Michael M. Pastore
                                  --------------------------------
                                     Name: Michael M. Pastore
                                    Title: Vice President

                               EPSILON EQUITIES, INC.


                                By:  /s/ Michael M. Pastore
                                   -------------------------------
                                      Name: Michael M. Pastore
                                     Title: Vice President

                                TRUSTEES OF GENERAL ELECTRIC
                                PENSION TRUST


                                By:  /s/ Alan M. Lewis
                                   -------------------------------
                                      Name: Alan M. Lewis
                                     Title: Trustee

                                GE INVESTMENT PRIVATE
                                PARTNERS II, A LIMITED PARTNERSHIP
                                By: GE Investment Management Incorporated,
                                as general partner


                                By:  /s/ Michael M. Pastore
                                   -------------------------------
                                      Name: Michael M. Pastore
                                     Title: Vice President

                                GE INVESTMENT MANAGEMENT
                                INCORPORATED


                                By:  /s/ Michael M. Pastore
                                   -------------------------------
                                      Name: Michael M. Pastore
                                     Title: Vice President

                                 GENERAL ELECTRIC COMPANY


                                By:  /s/ John H. Myers
                                   -------------------------------
                                      Name: John H. Myers
                                     Title: Vice President

                                                                     Schedule II


                           TREFOIL INVESTORS II, INC.

              The business address of each of the persons listed below is 4444 Lakeside Drive, Burbank, California 91505.

              The names and principal occupations of the Directors and Officers of Trefoil Investors II, Inc. are as follows:


Roy E. Disney                       Director and Chairman              Vice Chairman of the Board of the
                                    of the Board                       of the Walt Disney Company (an international company engaged in family entertainment with its principal executive offices located at 500 South Buena Vista Drive, Burbank,
                                                                       California); Chairman of the Board of Directors of Shamrock
                                                                       Holdings, Inc. ( a holding company primarily engaged n
                                                                       making, holding and disposing of investments in various
                                                                       industries, principally in the United States, Israel,
                                                                       Eastern Europe, with its principal executive officers
                                                                       located at 4444 Lakeside Drive, Burbank, California 91505
                                                                       ("Shamrock"); Chairman of the Board of Directors of Shamrock
                                                                       Capital Advisors, Inc. ("SCA") (a closely-held company
                                                                       providing management and consulting services to Trefoil and businesses in which Trefoil invests, with its principal
                                                                       executive offices located at 4444 Lakeside Drive, Burbank,
                                                                       California 91505.

Patricia A. Disney                  Director and Vice-Chairman         Vice Chairman of the Board of Directors of
                                    of the Board                       Shamrock and SCA.

Stanley P. Gold                     President and a Director           President and Managing Director of SCA; President
                                                                       and Chief Executive Officer of Shamrock.

Robert G. Moskowitz                 Vice President and Secretary       Managing Director of SCA and Executive Vice President of
                                                                       Shamrock.

Geoffrey T. Moore                   Vice President                     Managing Director of SCA.

Stephen D. Royer                    Vice President                     Vice President of SCA

George Buchler                      Treasurer                          Vice President and Chief Financial Officer of Shamrock and
                                                                       Controller of SCA.

Michael J. McConnell                Vice President                     Vice President of SCA.


                                                                    Schedule III


                         DELTA PT INVESTORS CORPORATION

              The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

              The names and principal occupations of the Officers and Directors of Delta PT Investors Corporation are as follows:


President                                    Eugene K. Bolton

Vice President/Treasurer                     Judith A. Studer

Vice President/Secretary                     Michael M. Pastore

Vice President/Assistant Secretary
and Assistant Treasurer                      Robert J. Zalucki

Directors                                    Donald W. Torey
                                             Eugene K. Bolton

                                                                     Schedule IV
                             EPSILON EQUITIES, INC.

              The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, and Stamford, Connecticut 06904.

              The names and principal occupations of the Officers and Directors of Epsilon Equities, Inc. are as follows:


President                                    Eugene K. Bolton

Vice President/Treasurer                     Judith A. Studer

Vice President/Secretary                     Michael M. Pastore

Vice President/Assistant Secretary
and Assistant Treasurer                      Robert J. Zalucki

Directors                                    Donald W. Torey
                                             Eugene K. Bolton


                                                                      Schedule V


             GE INVESTMENT MANAGEMENT INCORPORATED, General Partner of GE Investment Hotel Partners I, Limited Partnership

              The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

              The names and principal occupations of the Officers of GE Investment Management Incorporated ("GEIM") are as follows:


Officers                                     Position(s)
--------                                     -----------

John H. Myers                                Chairman of the Board and President

Eugene K. Bolton                             Executive Vice President

Michael J. Cosgrove                          Executive Vice President

Ralph R. Layman                              Executive Vice President

Alan M. Lewis                                Executive Vice President, General Counsel and Secretary

Robert A. MacDougall                         Executive Vice President

Geoffrey R. Norman                           Executive Vice President

Thomas J. Szkutak                            Executive Vice President - Chief Financial Officer

Donald W. Torey                              Executive Vice President

Mark A. Dunham                               Senior Vice President

Ronald I. Felmus                             Senior Vice President

H. Michael Mears                             Senior Vice President

Philip A. Mercurio                           Senior Vice President

Philip A. Riordan                            Senior Vice President

Steven M. Beringer                           Vice President

Brian D. Brooks                              Vice President

Mark A. Davis                                Vice President

Constance K. Doyle                           Vice President



Gerald M. Goz                                Vice President

Michael E. Hogan                             Vice President

Christopher P. Mullahy                       Vice President

Keith G. Smith                               Vice President

Sheila M. Welsh                              Vice President

Matthew J. Witkos                            Vice President

Michael D. Wright                            Vice President

William R. Wright                            Vice President

Robert Bernstein                             Regional Vice President

Frank E. Calvaruso                           Regional Vice President

Robert P. Mulligan                           Regional Vice President

Kevin J. Sheehan                             Regional Vice President

Jeanne M. La Porta                           Vice President and Assistant Secretary

Michael M. Pastore                           Vice President and Assistant
                                             Secretary

Scott A. Silberstein                         Vice President and Assistant
                                             Secretary

Matthew J. Simpson                           Vice President and Assistant
                                             Secretary

Michael J. Strone                            Vice President and Assistant Secretary

Robert Zalucki                               Vice President - Tax Counsel


  The names and principal occupations of the Directors of GEIM are as follows:


Eugene K. Bolton                             Executive Vice President of GEIC and GEIM and Trustee of
                                             GEPT
Michael J. Cosgrove                          Executive Vice President of GEIC and GEIM and Trustee of
                                             GEPT
John H. Myers                                Vice President of General Electric Company, Chairman of the
                                             Board and President of GEIC and GEIM and Trustee of GEPT
Ralph R. Layman                              Executive Vice President of GEIC and GEIM and



                                             Trustee of GEPT
Alan M. Lewis                                Executive Vice President, General Counsel and Secretary of
                                             GEIC and GEIM and Trustee of GEPT
Robert A. MacDougall                         Executive Vice President of GEIC and GEIM and Trustee of
                                             GEPT
Geoffrey R. Norman                           Executive Vice President of GEIC and GEIM
Thomas J. Szkutak                            Executive Vice President - Finance and Administration of
                                             GEIC and Executive Vice President - Chief Financial Officer
                                             of GEIM and Trustee of GEPT

Donald W. Torey                              Executive Vice President of GEIC and GEIM and Trustee of
                                             GEPT


                                                                     Schedule VI

                         GENERAL ELECTRIC PENSION TRUST

         The business address of each of the persons listed below is 3003 Summer Street, P.O. Box 7900, Stamford, Connecticut 06904.

         The names and principal occupations of each of the Trustees of the General Electric Pension Trust are as follows:


Eugene K. Bolton                             Executive Vice President of GEIC and GEIM


Michael J. Cosgrove                          Executive Vice President of GEIC and GEIM


John H. Myers                                Vice President of General Electric Company, Chairman
                                             of the Board and President of GEIC and GEIM

Ralph R. Layman                              Executive Vice President of GEIC and GEIM

Alan M. Lewis                                Executive Vice President, General Counsel and
                                             Secretary of GEIC and GEIM

Robert A. MacDougall                         Executive Vice President of GEIC and GEIM

Thomas J. Szkutak                            Executive Vice President - Finance and Administration
                                             of GEIC and Executive Vice President - Chief Financial
                                             Officer of GEIM

Donald W. Torey                              Executive Vice President of GEIC and GEIM



                                                                    Schedule VII


                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS


         The business address of each of the persons listed below is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

         The names and principal occupations of the Officers of General Electric Company are as follows:


Officers                                          Position(s)
--------                                          -----------
J.F. Welch, Jr.                              Chairman of the Board and Chief Executive Officer

P. Fresco                                    Vice Chairman of the Board and Executive Officer

P.D. Ameen                                   Vice President and Comptroller

J.R. Bunt                                    Vice President and Treasurer

D.L. Calhoun                                 Senior Vice President - GE Lighting

W.J. Conaty                                  Senior Vice President - Human Resources

D.M. Cote                                    Vice President - GE Appliances

D.D. Dammerman                               Senior Vice President - Finance

L.S. Edelheit                                Senior Vice President - Corporate Research and Development

B.W. Heineman, Jr.                           Senior Vice President - General Counsel and Secretary

J.R. Immelt                                  Senior Vice President - GE Medical Systems

W.J. Lansing                                 Vice President - Corporate Business Development

G. S. Malm                                   Senior Vice President - Asia

W.J. McNerney, Jr.                           Senior Vice President - GE Aircraft Engines

E.F. Murphy                                  Vice Chairman of the Board and Executive Officer

R.L. Nardelli                                Senior Vice President - GE Power Systems

R.W. Nelson                                  Vice President - Corporate Financial Planning and Analysis

J.D. Opie                                    Vice Chairman of the Board and Executive Officer

G.M. Reiner                                  Senior Vice President - Chief Information Officer



J. G. Rice                                   Vice President - GE Transportation Systems

G.L. Rogers                                  Senior Vice President - GE Plastics

J.W. Rogers                                  Vice President - GE Motors

L.G. Trotter                                 Vice President - GE Electrical Distribution and Control


  The names and principal occupations of Directors of General Electric Company are as follows:


D.W. Calloway                                 Chairman of the Board, Chief Executive Officer and
                                              Director, PepsiCo, Inc.
J.I. Cash, Jr.                                Professor of Business Administration-Graduate
                                              School of Business Administration, Harvard University
S.S. Cathcart                                 Retired Chairman, Illinois Tool Works
D.D. Dammerman                                Senior Vice President-Finance, General Electric Company
P. Fresco                                     Vice Chairman of the Board and Executive Officer,
                                              General Electric Company
C.X. Gonzalez                                 Chairman of the Board and Chief Executive Officer,
                                              Kimberly-Clark de Mexico, S.A. de C.V.
G.G. Michelson                                Former Director, Federated Department Stores
E.F. Murphy                                   Vice Chairman of the Board and Executive Officer
S. Nunn                                       Partner, King & Spalding
J.O. Opie                                     Vice Chairman of the Board and Executive Officer,
                                              General Electric Company
R.S. Penske                                   Chairman of the Board and President, Penske Corporation
F.H.T. Rhodes                                 President Emeritus, Cornell University
A.C. Sigler                                   Retired Chairman of the Board and CEO and former
                                              Director, Champion International Corporation
D.A. Warner III                               Chairman of the Board, President, and Chief Executive
                                              Officer, J.P. Morgan & Co. Incorporated and Morgan
                                              Guaranty Trust Company
J.F. Welch, Jr.                               Chairman of the Board and Chief Executive Officer,
                                              General Electric Company


                                   Citizenship
                           (other than United States)

                   C.X. Gonzalez                    Mexico
                   P. Fresco                        Italy


                                 Page 34 of 36